January 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E. Washington, D.C. 20549

Attention: Ms. Rucha Pandit

Re: Omnicom Group Inc.

Registration Statement on Form S-4

File No. 333-284358

Request for Effectiveness

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-4 so that it will become effective on January 30, 2025, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Omnicom Group Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Bradley C. Faris of Latham & Watkins LLP, counsel to the Company, at (312) 876-6514, or in his absence, Jason Morelli of Latham & Watkins LLP at (312) 777-7125, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Omnicom Group Inc.

By:	/s/ Louis F. Januzzi
Louis F. Januzzi
Senior Vice President, General Counsel and Secretary

cc:	Bradley C. Faris, Latham & Watkins LLP

Jason Morelli, Latham & Watkins LLP